

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

December 28, 2009

Allen E. Lyda
Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

>   **Re: Tejon Ranch Co.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 001-07183**

Dear Mr. Lyda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 15. Exhibits, Financial Statements Schedules, and Reports on Form 8-K, page 52

1. We note that exhibits 10.13 and 10.14 omit schedules and exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next periodic report or tell us why you believe this information is no longer material to investors.

Definitive Proxy Statement

Compensation Discussion & Analysis, page 7

Base Salaries, page 9

2. Your CD&A should explain specifically why each named executive officer received the compensation that he or she did. In your base salary discussion, you state that your named executive officers other than your CEO received a 2.5% increase in base salary in 2008, "which reflected input from the Chief Executive Officer." In future filings, please explain in detail why the compensation committee chose to increase base salaries, the specific input from your CEO that was considered and how it led to the compensation determination that it did. Please refer to Item 402(b) of Regulation S-K for guidance. Provide us with sample disclosure and confirm that you will provide similar disclosure as applicable in future filings.

Annual Performance-Based Incentive Bonuses, page 9

3. We note that you have disclosed the exact weightings given to the quantitative and qualitative goals to be met by your CEO in 2008, but you have only provided the weighting ranges for your other named executive officers. In future filings, please disclose the weightings assigned to each individual named executive officer and tell us how you plan to comply.

4. Please refer to the table regarding the percentage of base salary for achievement at the threshold, target and maximum levels for 2008 on page 10. With respect to the quantitative goals established for 2008, your disclosure indicates that each named executive officer met the maximum award level. Furthermore, it also appears that your CEO met the maximum level for the qualitative goals assigned to him and that your other named executive officers fell between target and maximum levels. In the table on page 10, however, with the exception of Ms. Perkinson, the actual percentage of base salary awarded to the executive officers is either less than the maximum or target level assigned to that particular executive officer. Please explain to us why the actual percentage of base salary paid differs from the narrative disclosure and confirm that you will provide similar disclosure in future filings. Furthermore, please also disclose the specific level that each individual executive officer met.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson Lee at (202) 551-3468 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel